Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ON M5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD DISCOVERS POTENTIAL 1.9 KILOMETRE DOWN PLUNGE

EXTENSION OF TIMMINS MINE GOLD MINERALIZATION

•                       “Deep Hole” (M-10-05b) intersects Ultramafic and Footwall style gold mineralization 2,380 metres below surface, representing potential 1.9 kilometre down plunge extension from bottom of current reserve and quadrupling of plunge length of high-grade Ultramafic Zone

•                       Hole comes in on north limb of favourable Timmins Mine fold structure, Company planning multiple wedge cuts into nose of fold structure, where potential for high-grade mineralization is considered greatest

•                       Drilling currently at 3,061 metre down hole depth, hole continues to test for Timmins Mine and Thunder Creek mineralization

•                       Second zone of broad alteration, deformation and quartz veining, estimated to be 37 metres wide, identified from recently received drill core (currently being logged and sampled)

•                       Potential to add significant new resources at Timmins West Complex with further drilling considered extremely high.

TORONTO, ONTARIO—(Marketwire — November 10, 2011) - Lake Shore Gold Corp. (TSX and NYSE Amex: LSG) (“Lake Shore Gold” or the “Company”) today announced results from the Company’s Hole M-10-05b, (known as the “Deep Hole”), which was designed to test the down plunge extension of the Timmins Mine and Thunder Creek ore bodies at vertical depths below 2,000 metres.

The Deep Hole targeted the Timmins Mine Fold Nose (TMFN), a folded mineralized structure which hosts the Ultramafic and Footwall zones and accounts for the bulk of existing resources above the 1,200 metre level. The Ultramafic Zone, the highest grade area of the Timmins deposit, typically occurs as a series of lenses hosted by pyroxenite situated in the core of the TMFN, while the Footwall Zone occurs within volcanic rocks, immediately north of the pyroxenite. The Deep Hole successfully intersected the pyroxenite, accompanied by typical Ultramafic and Footwall style mineralization, including carbonate alteration, quartz tourmaline veining, pyrite and elevated gold values, at the 2,380 metre level (2,925 metres down hole), approximately 1.9 kilometres down plunge from the bottom of the current reserve assuming the same 53 degree plunge observed near surface. Given that the Ultramafic Zone at Timmins Mine starts at about the 525 metre level, and assuming the same plunge, the intersection at 2,380 metres represents a potential quadrupling of the plunge length of the Ultramafic Zone. The best assay value obtained to date is 1.98 grams per tonne gold over 1.10 metres from a zone located at a down hole depth of 2,925 metres to the north and below the nose of the TMFN structure.

Tony Makuch, President and CEO of Lake Shore Gold, commented:  “We are extremely encouraged by the results of the Deep Hole. It is an incredible accomplishment by our exploration team that, through their analysis and calculations, they were able to model the extension of the Ultramafic structure almost two kilometres away and intersected the structure with the first hole. That is one hell of a stretch! Based on our interpretations, the results very clearly validate our exploration model, potentially quadruple the plunge length of the Ultramafic Zone and demonstrate an amazing down plunge continuity of the Timmins Mine gold system, which is a classic characteristic of the historic, long-life Timmins gold producers. We believe the same is true of Thunder Creek and will work towards showing this through continued drilling.

“We came in on the north limb of the TMFN and now plan to drill multiple wedge cuts into the nose of the fold structure, where the potential to intersect high-grade mineralization is considered greatest. Based on the results, we are very confident that, through additional work, we will be able to add significant new extensions to the mineralization at the Timmins West Complex. We are excited about the prospects for additional favourable results as we continue drilling the Deep Hole to further test both the Timmins Mine and Thunder Creek mineralization, complete the planned wedge cuts into the nose of the TMFN and undertake infill drilling between the new drill results and the bottom of our current reserve on the 1,200 Level at Timmins Mine.”

The Deep Hole drill program targets an area on property owned by a joint venture involving the Company, RT Minerals Corp. (“RTM”) and Adventure Gold Inc. (“AGE”). All design and management of drilling for the program is being conducted by Lake Shore Gold.

Based on current interpretations, the Deep Hole intersects the north limb of the TMFN structure slightly north of the boundary between the LSG/RTM/AGE JV property and 100% owned Lake Shore Gold property. The hole crosses the boundary onto the LSG/RTM/AGE JV property at 2,985 metres down hole with drilling continuing. The limb is identified on the basis of a prominent contact between pyroxenite and mafic volcanic rocks, which occurs at approximately 2,862 metres down hole. At present, the hole is still in progress and remains in pyroxenite at the current bottom which is 3,061 metres. Based on the Company’s projections, the nose of the TMFN structure may lie slightly to the south and near the 2,100 metre elevation on the current section line.

Observations from drill core indicate moderate to strong alteration between 2,828 metres and 2,928 metres (ie. approximately 100 metres wide) with several narrow syenite dikes, local quartz veinlets with tourmaline and sections containing between 1-8% pyrite. Results from this interval indicates anomalous gold values and a best assay value of 1.98 grams per tonne gold over 1.10 metres, from a down hole depth of 2,925 metres.

A second broad zone of alteration and deformation has been identified from recently received core, which also contains quartz veining, with tourmaline and locally elevated pyrite. This core is now being logged and sampled. This lower zone occurs between 3,024 and 3,061 metres (ie., approximately 37 metres wide) and is still open to depth.

Current plans are to extend the current Deep Hole to a minimum down hole depth of 3,400 metres to allow a better overall understanding of both the Timmins Mine and Thunder Creek depth extensions. Following this, the plan is to complete a series of wedge cuts to better define the overall geometry of the structure at this elevation, as well as plan for new drilling up and down plunge to start defining new resources.

Quality Control

The Qualified Person (“QP”) for Lake Shore Gold’s Deep Hole drill program is Jacques Samson, P.Geo. who as QP has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, samples are re-run with a gravimetric finish. Zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

There is no guarantee that drill results reported in this news release will lead to the identification of resources that can be mined economically, and further work is required to identify resources and reserves.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which is being expanded from the current capacity of 2,000 tonnes per day to 3,000 tonnes per day, with completion expected late in 2012. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Figure 1. Cross Section

Figure 2.  Plan View

Figure 3.  Deep Hole Core